Statement of Cash Flows

Kai's Kookies LLC
For the 3 months ended
March 31, 2021

Account	Jan-Mar 2021
Operating Activities	
Receipts from customers	27,103.94
Payments to suppliers and employee	(27,417.48)
Cash receipts from other operating a	2,056.22
Net Cash Flows from Operating A	**1,742.68**
Investing Activities	
Other cash items from investing acti	-
Net Cash Flows from Investing Ac	**-**
Financing Activities	
Other cash items from financing acti	(4,741.74)
Net Cash Flows from Financing A	**(4,741.74)**
Net Cash Flows	**(2,999.06)**
Cash and Cash Equivalents	
Cash and cash equivalents at begin	11,418.54
Net cash flows	(2,999.06)
Cash and cash equivalents at end o	8,419.48
Net change in cash for period	**(2,999.06)**